PRIVATE & CONFIDENTIAL
DATED THIS 14TH DAY OF MAY 2015
BETWEEN
ABACUS INTERNATIONAL HOLDINGS LTD (the “Vendor”)
AND
SABRE TECHNOLOGY ENTERPRISES II LTD.
(the “Purchaser”)

SHARE PURCHASE AGREEMENT
relating to the sale and purchase of
shares in the capital of
ABACUS INTERNATIONAL PTE LTD

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	SALE AND PURCHASE OF SALE SHARES	12
3.	CONDITIONS PRECEDENT	13
4.	CONSIDERATION	15
5.	COMPLETION	18
6.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS	21
7.	UNDERTAKINGS	23
8.	INDEMNITY AND CLAIMS AGAINST THE VENDOR	31
9.	ANNOUNCEMENT	32
10.	CONFIDENTIALITY	32
11.	NOTICES	34
12.	MISCELLANEOUS	35

SCHEDULES

SCHEDULE 1
SCHEDULE 2
SCHEDULE 3
SCHEDULE 4
SCHEDULE 5
SCHEDULE 6
SCHEDULE 7
SCHEDULE 7.3.3
SCHEDULE 7.11
SCHEDULE 8
SCHEDULE 9
SCHEDULE 10
SCHEDULE 11
SCHEDULE 12
SCHEDULE 13
SCHEDULE 14
SCHEDULE 15
APPENDIX A
PARTICULARS OF THE GROUP COMPANIES
NUMBER NOT USED
OWNER CARRIERS
OWNER CARRIER UNDERTAKING
BASIS OF PREPARATION OF THE COMPLETION ACCOUNTS
REGULATORY APPROVALS
THIRD PARTY APPROVALS
SECONDED VENDOR GROUP EMPLOYEES
THIRD PARTY BENEFICIARY TERMINATIONS
WARRANTIES BY THE VENDOR
AGREEMENTS TERMINATED AS OF COMPLETION
OWNER CARRIERS SIGNING DISTRIBUTION AGREEMENT
FORM OF AH ASSIGNMENT AGREEMENT
FORM OF INFINI DIVIDENDS AGREEMENT
RELEVANT CLAIMS PROCEDURES
DATA ROOM INDEX
REPRESENTATIONS AND WARRANTIES INSURANCE
GROUP COMPANY CLAIMS

THIS AGREEMENT is made on the 14th day of May 2015

BETWEEN:

(1)	ABACUS INTERNATIONAL HOLDINGS LTD, a Cayman Islands company and having its registered office address c/- Trident Trust Company (Cayman) Limited at 4th floor, One Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands (the “Vendor”); and

(2)	SABRE TECHNOLOGY ENTERPRISES II LTD., a Cayman Islands company and having its registered office address c/- Intertrust Corporate Services (Cayman) Limited at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands (the “Purchaser”).

WHEREAS:

(A)	ABACUS INTERNATIONAL PTE LTD, a private company limited by shares incorporated in Singapore and having its registered office address at 3 Tampines Central 1, #08-01, Abacus Plaza, Singapore 529540 (the “Company”).

(B)	Pursuant to the Reconstruction Agreement, dated 27 February 1998, among Abacus Distribution Systems Pte Ltd (“ADS”), the Vendor and the Company (the “Reconstruction Agreement”), the Company acquired and agreed to carry on the Undertaking (as defined in the Reconstruction Agreement) of ADS as a going concern.

(C)	At the date of this Agreement, the Company has an issued and paid-up share capital of US$56,579,412.42 consisting of 51,270,487 ordinary shares (collectively, the “Shares” and each, a “Share”), each of which is fully paid.

(D)	At the date of this Agreement, the Vendor is the legal and beneficial owner of 33,325,817 Shares (the “Sale Shares”).

(E)	The Vendor has agreed to sell the Sale Shares, and the Purchaser has agreed to purchase the Sale Shares, on the terms and subject to the conditions of this Agreement.

IT IS HEREBY AGREED as follows:
1 1.1	DEFINITIONS AND INTERPRETATION Definitions

(a) The capitalized terms set forth below shall have the meanings as set forth below:

Term	Page	Term	Page
ADS	3	Payor	31
Capital Alteration	56	Permits	62
Certain Countries	62	Policies	71
Company	3	Pre-completion Statement	15
Company Marks	29	Proceedings	38
Completion Net Current Assets Statement	16	Purchase Consideration	15
Completion Statement	16	Purchaser	3
Consultant	17	R&W Insurance	29
Estimated Completion Net Current Assets Statement	15	Reconstruction Agreement	3
Guidelines	62	Representatives	33
Indemnification Claims	31	Sale Shares	3
Infini Dividends Agreement	19	Shares	3
Minority Investment	56	Shortfall Amount	17
Net Vendor Cash	30	Subsequent Receivables	58
Notice of Disagreement	16	Third Party Claims	77
Overpayment Amount	17	Vendor	3

(b) In this Agreement, unless the context otherwise requires:

“Adjustment Calculation Time” means 12:01 a.m. (Singapore time) on the Completion Date;

“Affiliates” in relation to a person, means any person that, directly or indirectly, through one or more intermediaries, and whether by itself or with or (where relevant) through his immediate family members or any other person who is acting in concert with it/him pursuant to an agreement or understanding (whether formal or informal), Controls or is Controlled by, or is under common Control with that first-mentioned person and, in the case of a natural person, includes his immediate family members. The term “Control” used in this Agreement means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such other person, whether through the ownership of voting securities, by contract, or otherwise and derivative terms thereof (including “Controlling,” “Controlled by” and “under common Control with”) shall also bear such meaning as aforesaid. For the avoidance of doubt, an “Affiliate” of a corporation includes its related corporations;

“Agreed Form” means, in relation to a document, such document in the terms agreed or substantially agreed between the Vendor and the Purchaser prior to the date of this Agreement with such alterations as may be agreed in writing between the Vendor and the Purchaser from time to time;

“Air Carrier” means a passenger air carrier, including any OC Carrier;

“AH Assignment Agreement” means the Deed of Assignment in the form of Schedule 11;

“Applicable Percentage” means a percentage equal to the number of Sale Shares divided by the number of Shares;

“Audited Accounts” means the audited consolidated balance sheet of the Company and its Subsidiaries as at 31 December 2013, the consolidated profit and loss account and the consolidated cash flow statement of the Company and its Subsidiaries for the financial year ended 31 December 2013;

“Audited Accounts Date” means 31 December 2013;

“Business” means the operation of a GDS System or the carrying on of a marketing or distribution business for a GDS System, but shall not include (i) the business conducted by Infini in Japan in the manner such business has been conducted prior to the date of this Agreement and (ii) the business conducted by any other NMC in which an Owner Carrier has an interest at the date of this Agreement, in the manner such business has been conducted prior to the date of this Agreement;

“Business Day” means a day on which commercial banks are generally open for business in Singapore for the transaction of normal banking business (excluding Saturdays, Sundays and public holidays);

“Business Information Technology” means all information technology infrastructure, including software (in both object and source code), hardware, firmware, networks and connecting media;

“Business IP” means:

(i)	all Intellectual Property which is owned by the Group Companies at the date of Completion which relates to or is used or enjoyed or intended to be used or enjoyed by the Group Companies in connection with the businesses of the Group Companies; and

(ii)	all rights in any Intellectual Property (other than rights of ownership) which are used or enjoyed or intended to be used or enjoyed by the Group Companies in connection with the businesses of the Group Companies;

“Companies Act” means the Companies Act (Chapter 50) of Singapore as the same may from time to time be amended or supplemented;

“Company Material Adverse Effect” means any state of facts, change, effect, condition, development, event, violation or circumstance the effect of which is or would reasonably be expected to be both material and adverse, either individually or in the aggregate, to the (i) property, (ii) business, (iii) operations, (iv) assets (tangible and intangible), (v) liabilities, (vi) financial condition and/or (vii) results of operation of the Group Companies, taken as a whole, and/or the ability of the Vendor to perform any of its material obligations under this Agreement;

“Competition Authority” means any antitrust, competition or other authority competent to impose any liability in respect of potential antitrust and/or competition issues related to the execution of this Agreement;

“Completion” means the completion of the sale and purchase of the Sale Shares pursuant to Clause 5;

“Completion Date” means:

(i)	the first day of the calendar month following the end of the calendar month in which the last condition set out in Clause 3.1 to be satisfied is fulfilled or waived; or

(ii)	if there are less than five Business Days between the day on which the last condition set out in Clause 3.1 to be satisfied is fulfilled or waived and the date in clause (i) above, then the first day of the second calendar month following the calendar month in which the last condition set out in Clause 3.1 to be satisfied is fulfilled or waived,

(or such other date as the Vendor and the Purchaser may agree in writing);

“Completion Net Working Capital” means the Net Working Capital as of the Adjustment Calculation Time;

“Completion Purchase Consideration” means the Purchase Consideration (calculated using the Estimated Net Completion Cash instead of the Net Completion Cash, and using the Estimated Completion Net Working Capital instead of the Completion Net Working Capital) as set out in the Pre-Completion Statement as “Completion Purchase Consideration”;

“Confidential Business Information” means Confidential Information which is proprietary and/or confidential to a Group Company;

“Confidential Information” means any information which is proprietary and/or confidential to a Party or Group Company disclosed in connection with the transactions contemplated by this Agreement including but not limited to (1) the terms and conditions of this Agreement and any agreement entered into pursuant to this Agreement, the negotiations relating to this Agreement (and such other agreements), (2) any applicable information concerning the organisation, business, finances, transactions and/or affairs of a Party or Group Company, dealings of a Party or Group Company, secret and/or confidential information which relates to the business or Party or Group Company or any of its principals’, clients’ or customers’ transactions or affairs, (3) any applicable Party’s or Group Company’s technology, designs, documentation, manuals, budgets, financial statements or information, accounts, dealers’ lists, customer lists, sales information, business plans, market forecasts, discoveries, concepts, analysis, plans, models, standards, protocols, techniques, processes, procedures, methods, test results, test procedures, reports, diagrams, formulae, calculations, depictions, compositions, specifications, drawings, instructions, data, marketing studies, notes, memoranda and the information contained therein, (4) any applicable information therein in respect of trade secrets, technology and technical or other information relating to the development, manufacture, analysis, marketing, sale or supply or proposed development, manufacture, analysis, marketing, sale or supply of any products or services by a Party or Group Company, and (5) applicable information and material which is either marked confidential or is by its nature intended to be exclusively for the knowledge of the recipient alone;

“Cut-off Date” means 31 December 2015;

“Data Room” means the electronic data room maintained by or on behalf of the Vendor and accessible at https://everest.firmex.com through which the Purchaser and its Representatives have had access to information and materials relating to the Company;

“Data Room Documentation” means all documentation contained in the Data Room up to and including the date that is one (1) Business Day prior to the date of this Agreement, a complete list of which documentation is attached to this Agreement as Schedule 14. For purposes of Schedule 8 to this Agreement, the phrase “Except as disclosed in the Data Room Documentation” and phrases of similar meaning shall mean information disclosed fairly and with reasonable specificity in the Data Room Documentation. “Disclosed fairly and with reasonable specificity” shall mean information disclosed in such a manner and in such detail as to enable a reasonable purchaser (which holds an existing minority interest in the Company) to make an informed assessment of the fact, matter or circumstance concerned;

“Definitive Agreements” means collectively:

(i) this Agreement and the Disclosure Letter;

(ii) the Distribution Agreements;

(iii) the Owner Carrier Undertakings;

(iv) the AH Assignment Agreement; and

(v) the Infini Dividends Agreement;

“Disclosure Letter” means the disclosure letter of even date with this Agreement (as amended and/or supplemented prior to Completion), disclosing information constituting exceptions to the Vendor’s Warranties, to be executed by the Vendor and delivered to the Purchaser on the date of this Agreement;

“Distribution Agreement” means each distribution agreement entered into on or about the date of this Agreement among the Company and the applicable Owner Carrier and such other exhibits and annexes attached thereto with respect to each Owner Carrier as mutually agreed among the Company and the applicable Owner Carrier (including, for the avoidance of doubt, the General Support Agreement and the NMC Support Agreement, as such terms are defined therein), save in respect of ANA Holdings Inc., where such term shall refer to the distribution agreement among the Company and All Nippon Airways Co Ltd and the exhibits and annexes attached thereto with respect to All Nippon Airways Co Ltd (including, for the avoidance of doubt, the General Support Agreement and the NMC Support Agreement, as such terms are defined therein) in the form agreed as of the date of this Agreement;

“Encumbrance” means any form of legal or equitable security interest or other encumbrance, including but not limited to any claim, mortgage, assignment of receivables, debenture, lien, charge, pledge, power of sale, equity, title retention, right to acquire, hypothecation, option, pre-emptive or other similar right, right of first refusal, restriction, third-party right or interest, any preferential arrangement (including title transfers and retention arrangements or otherwise) or any other encumbrance whatsoever having similar effect, or an agreement, arrangement or obligation to create any of the foregoing;

“Estimated Completion Net Working Capital” means the Vendor’s good faith estimate of the Net Working Capital measured as of the Adjustment Calculation Time;

“Estimated Net Completion Cash” means the Vendor’s good faith estimate of the sum of (a) cash or cash equivalents of the Group Companies (excluding pledged cash, escrowed cash or other restricted cash, in each case, other than the SP Pledged Cash), minus (b) Indebtedness of the Group Companies, in each case, calculated in accordance with Singapore Financial Reporting Standards and measured as of the Adjustment Calculation Time, except that “Estimated Net Completion Cash” shall not include any cash or cash equivalents or Indebtedness to the extent included in the calculation of Estimated Completion Net Working Capital;

“Estimated Net Working Capital Adjustment” means the difference, either positive or negative, after subtracting the Net Working Capital Target from the Estimated Completion Net Working Capital;

“Final Purchase Consideration” means the Purchase Consideration set forth on the final and binding Completion Statement as “Final Purchase Consideration”;

“GDS” or “GDS System” means a global distribution system (also commonly referred to as a computerised reservation system) which (i) collects, aggregates and displays data concerning travel-related products and services provided by Travel Vendors; and (ii) enables Subscribers to reserve and/or confirm the booking of and/or issue tickets for such travel related-products and services; and (iii) earns revenue from Travel Vendors for providing the services in (i) and/or (ii). For the avoidance of doubt, the terms “GDS” and “GDS System” exclude Participating Carrier’s Direct Connection, the Carrier Website, and Participating Carrier’s internal reservations systems (and related channels, devices and call centres) (as such terms are defined in the Distribution Agreement);

“GDS Operator” means a person (or any person which Controls any person or is Controlled by any person) which operates a GDS System or any portion thereof;

“GDS Services” means the travel-related information products, services and related functionality provided through a GDS System;

“Government” or “Government Entity” means any agency, instrumentality, subdivision, court or other body of any federal, regional, or municipal government (but excluding any commercial or similar entities that the government controls or owns, directly or indirectly, including any state-owned and state-operated companies or enterprises (e.g., a government-owned air carrier or travel agency), any international organization such as the United Nations or the World Bank, and any political party);

“Government Official” means an employee or official of any Government or Government Entity or any candidate for public office;

“Group Companies” means the Company and its Subsidiaries, details of which are contained in Schedule 1, and “Group Company” means any of them, save in respect of Schedule 8 where the definitions “Group Companies” and “Group Company” shall exclude Abacus Distribution Systems (Australia) Pty Ltd and ABACUS.com Pte Ltd for purposes of Clause 3 of the Vendor’s Warranties;

“Indebtedness” means all monetary obligations of such person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar contracts, (iii) in respect of outstanding letters of credit to the extent drawn, (iv) for lease obligations or other obligations required to be treated as indebtedness under Singapore Financial Reporting Standards and/or (v) in respect of all guarantees for any of the foregoing;

“Infini” or “INFINI” means Infini Travel Information Inc., a Japan corporation;

“Inland Revenue” means the Inland Revenue Authority of Singapore;

“Intellectual Property” means all intellectual property rights including, without limitation, trade marks, service marks, trade names, domain names, logos, patents, inventions, database rights, copyrights, registered designs, design rights or applications for any of the foregoing and all other similar rights in any part of the world, in each case whether registered or unregistered including, without limitation, where such rights are obtained or enhanced by registration, any registration of such rights and applications, pending applications and rights to apply for such registrations and all renewals and extensions thereof existing in any part of the world, whether now known or in the future created;

“Intermediary” means any agent, sales agent, commission agent, distributor, reseller, subcontractor, consultant, representative, or any other third party with whom the Company transacts business and is authorized to act and/or engage in business in any way on the Company’s behalf;

“Losses” means all losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands and each a “Loss”;

“National Marketing Company” or “NMC” means a person that distributes GDS Services to existing and potential Subscribers in a designated territory;

“Net Completion Cash” means (a) cash or cash equivalents of the Group Companies (excluding pledged cash, escrowed cash or other restricted cash, in each case, other than the SP Pledged Cash), minus (b) Indebtedness of the Group Companies, in each case, calculated in accordance with Singapore Financial Reporting Standards and measured as of the Adjustment Calculation Time, except that “Net Completion Cash” shall not include any cash or cash equivalents or Indebtedness to the extent included in the calculation of Net Working Capital;

“Net Working Capital” means an amount equal to the “current assets” of the Group Companies, minus the “current liabilities” of the Group Companies, in each case, set forth on Schedule 5 calculated in accordance with Singapore Financial Reporting Standards (except as otherwise set forth on Schedule 5) and measured as of the Adjustment Calculation Time, except that “Net Working Capital” shall not include (or take into account) any assets or liabilities to the extent included in the calculation of Net Completion Cash;

“Net Working Capital Adjustment” means the difference, either positive or negative, after subtracting the Net Working Capital Target from the Net Working Capital;

“Net Working Capital Target” means negative US$42,900,000;

“OC Carrier” means any Air Carrier operated by an Owner Carrier or by entities that, directly or indirectly, through one or more intermediaries, are Controlled by such Owner Carrier;

“OC Group” means in relation to each Owner Carrier, that Owner Carrier and any entities that, directly or indirectly, through one or more intermediaries, are Controlled by that Owner Carrier;

“Owner Carrier” means each of the persons listed on Schedule 3;

“Owner Carrier Undertaking” means an undertaking in the form of Schedule 4;

“Participant” means a Travel Vendor that has a Participation Agreement with a GDS Operator for the display of information, bookings and reservations regarding its products or services in the GDS of such GDS Operator;

“Participation Agreement” means the form of agreement which may be in effect from time to time between a GDS Operator and a Participant for the sale of such Participant’s travel products and/or the distribution of its information through the GDS of such GDS Operator;

“Parties” means the Vendor and the Purchaser and “Party” means any of them;

“Payment” means the provision of anything of value, including cash payments, check payments, wire transfers, event tickets, meals, hotel or lodging accommodations, air fare, and any other in-kind transfers;

“Premises” means all of the real property and other premises occupied by employees of any Group Company in connection with the Business as presently conducted;

“Purchaser Group” means prior to the Completion Date the Purchaser and its Affiliates (excluding the Group Companies) and on or after the Completion Date the Purchaser and its Affiliates (including the Group Companies);

“Regulatory Approvals” means the approvals and consents for the entry into, completion and performance of this Agreement by the parties thereto, from the Government Entities set out in Schedule 6;

“Relevant Claim” means a claim by the Purchaser under or in connection with this Agreement or any non contractual obligations arising out of and/or in connection with this Agreement, whether for damages, compensation, indemnity payment and/or other relief;

“Relevant Provisions” means Clause 1 (Definitions and Interpretation), Clause 9 (Announcement), Clause 10 (Confidentiality), Clause 11 (Notices) and Clauses 12.1 (Entire Agreement), 12.2 (Release), 12.3 (Indulgence, Waiver, etc.), 12.4 (Successors and Assigns), 12.7 (Reasonableness), 12.9 (Severability of Provisions), 12.10 (Counterparts), 12.11 (Contracts (Rights of Third Parties) Act), 12.13 (Governing Law and Submission to Jurisdiction) and 12.14 (Representation of Vendor);

“Settlement Date” means the date on which the (i) Purchaser is obliged to pay the Shortfall Amount to Vendor or (ii) Vendor pays the Overpayment Amount to Purchaser, in each case as contemplated by Clause 4.3;

“Singapore Dollars” and the symbol “S$” means the lawful currency of the Republic of Singapore;

“Shareholders Agreement” means the Shareholders Agreement dated February 27, 1998 among the Vendor, Purchaser and the Company;

“SMP” means special marketing programs and special marketing agreements;

“SP Pledged Cash” means the fixed deposit of US$10,000,000 pledged by the Company to Bank of America in support of a line of credit provided by Bank of America to Sabre Pacific Pty Ltd with respect to Sabre Pacific Pty Ltd’s foreign exchange transactions for hedging purposes, such pledged cash being identified on page 32 of the Audited Accounts as the line item “Deposits pledged” under item 15 (Cash and cash equivalents) in the Notes to the financial statements;

“Stamp Duty Documents” means:

(i)	a letter in the form prescribed by the Stamp Duty Branch of the Inland Revenue incorporating a working sheet D duly executed by a director of the Company computing the net asset value per Sale Share; or

(ii)	such other documents as may be prescribed from time to time by the Stamp Duty Branch of the Inland Revenue for the purpose of assessing the stamp duty payable on a transfer of shares;

“Subscriber” means any travel agent or other person that operates a business (i.e., not individual persons, such as consumers) that utilizes GDS Services, including utilizing GDS Services to reserve and/or confirm the booking of and/or issue tickets for travel related-products and services;

“Subsidiaries” means the subsidiaries of the Company listed in Part (C) of Schedule 1;

“Supermajority Approval” means the approval of the majority of the members of the Company’s board of directors, which majority must include at least one director appointed by Purchaser;

“Tax Authority” means any taxing, revenue or other authority competent to impose any liability in respect of Taxation and/or responsible for the administration and/or collection of Taxation and/or enforcement of any law in relation to Taxation;

“Tax”, “Taxes” and “Taxation” comprise all forms of taxes and taxation in Singapore or other countries where the business of the Group Companies is or was conducted or whenever and wherever imposed (including, without limitation, capital gains tax, income tax, estate duty, profits tax, stamp duty, goods and services tax, value added tax, purchase tax, custom and other import and/or export duties) and any duties and levies and all penalties, charges, costs and interest relating to any of the foregoing;

“Third Party Approvals” means the approvals and consents to be obtained from the parties set out in Schedule 7;

“Title and Authority Warranties” means Clause 1.1, Clause 1.2, Clause 3.1, Clause 3.2, Clause 3.3.1, Clause 3.3.2, Clause 3.3.3, and Clause 3.3.4 of the Vendor’s Warranties;

“Travel Vendor” means any Air Carrier (including all scheduled, charter, domestic and international Air Carriers), car rental company, surface transportation carrier, hotel or lodging provider, railroad, steamship company, cruise or tour operator or other vendor of travel-related products, information or services, but excluding any such person to the extent it is operating as a travel agent, provided that a person may be both a travel agent for some purposes and a Travel Vendor for other purposes;

“Unaudited Accounts” means the consolidated profit and loss statement and balance sheet of the Company and its subsidiaries up to and as at 31 December 2014;

“Unaudited Accounts Date” means 31 December 2014;

“U.S. Dollars” and the symbol “US$” means the lawful currency of the United States of America;

“Vendor Group” means prior to the Completion Date the Vendor and entities that directly or indirectly, through one or more intermediaries, are Controlled by the Vendor (including the Group Companies), and on or after the Completion Date the Vendor and any entities that directly or indirectly, through one or more intermediaries, are Controlled by the Vendor (excluding the Group Companies); and

“Vendor’s Warranties” means the representations and warranties on the part of the Vendor under this Agreement set out in Schedule 8, and “Vendor’s Warranty” means any one of them.

1.2	Interpretation

In this Agreement, headings are for convenience only and do not affect interpretation, and unless the context requires otherwise:

1.2.1	save as expressly provided in this Agreement, the Interpretation Act (Chapter 1) of Singapore shall apply to this Agreement in the same way as it applies to an enactment;

1.2.2	words denoting the singular shall include the plural and vice versa; words denoting any gender shall include all genders;

1.2.3	any reference to a statutory provision shall include such provision and any regulations made in pursuance thereof as from time to time modified or re-enacted whether before or after the date of this Agreement and (so far as liability thereunder may exist or can arise) shall include also any past statutory provisions and/or regulations (as from time to time modified or re-enacted) which such provisions and/or regulations have directly or indirectly replaced;

1.2.4	the words “written” and “in writing” include any means of visible reproduction;

1.2.5	any reference to “Clauses,” “Recitals,” “Appendices” and “Schedules” are to be construed as references to clauses and recitals of, and appendices and schedules to, this Agreement;

1.2.6	“paragraph” is a reference to a paragraph of the Clause or Schedule in which such reference appears;

1.2.7	any reference to a date or time of day is a reference to Singapore date or time unless provided otherwise;

1.2.8	references to a day other than a Business Day shall be a reference to a calendar day, and any thing or obligation to be done under this Agreement which requires or falls to be done on a stipulated day, shall be done on the next succeeding Business Day, if the day upon which that thing or obligation is required or falls to be done falls on a day which is not a Business Day;

1.2.9	references to any Singapore legal term shall, in respect of any jurisdiction other than Singapore, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

1.2.10	references to this Agreement and any other document or instrument referred to in this Agreement include this Agreement and any such other document or instrument as amended, supplemented, modified or novated from time to time;

1.2.11	the term “related corporation” shall have the same meaning in this Agreement as its definition in the Companies Act;

1.2.12	references to:

(i)	a “person” includes any individual, corporation, business trust, firm, partnership or unincorporated association (whether or not having separate legal personality);

(ii)	a “corporation” includes any company, corporation or any body corporate, wherever incorporated; and

(iii)	“immediate family” of a person, means the person’s spouse, child, adopted child, step-child, sibling, step-sibling, parent and step-parent;

1.2.13	where any statement is qualified by the expression “so far as the Vendor is aware” or “to the best of the knowledge, information and belief of the Vendor” or any similar expression, that statement shall be deemed to refer to the actual knowledge of each member of the board of directors of the Vendor, after conducting due inquiry of the Chief Executive Officer, the Chief Financial Officer, and the Chief Legal Officer of the Company;

1.2.14	the word “including” shall be read to be followed by “without limitation”; and

1.2.15	the Recitals and the Schedules form an integral part of this Agreement and references to “this Agreement” shall include the Recitals and the Schedules.

2	SALE AND PURCHASE OF SALE SHARES

2.1	Sale of the Sale Shares

The Vendor shall, as legal and beneficial owner, sell the Sale Shares, and the Purchaser shall purchase the Sale Shares, on the terms and subject to the conditions of this Agreement, free from all Encumbrances, and with all rights, benefits and entitlements attaching to the Sale Shares as at Completion (including the right to receive all dividends or distributions declared, made or paid on or after Completion).

2.2	Waivers of Pre-emption

The Vendor shall procure and ensure that on or prior to Completion any and all rights of pre-emption over the Sale Shares are waived irrevocably by the persons entitled thereto save that the Vendor shall not be required to procure and ensure such waiver from the Purchaser.

3	CONDITIONS PRECEDENT

3.1	Conditions Precedent

3.1.1	The obligation of each Party to effect Completion of the sale and purchase of the Sale Shares is conditional upon:

(i)	the Third Party Approvals being granted or obtained, and being in full force and effect and not having been withdrawn, suspended, amended or revoked, and if such consents or approvals are granted or obtained subject to any conditions, such conditions being reasonably acceptable to each of the Vendor and the Purchaser;

(ii)	the Regulatory Approvals being granted or obtained, and being in full force and effect and not having been withdrawn, suspended, amended or revoked, and if such consents or approvals are granted or obtained subject to any conditions, such conditions being reasonably acceptable to each of the Vendor and the Purchaser, unless waived by the Purchaser or the Vendor as the case may be; and

(iii)	no legal proceeding having been commenced or threatened against the Purchaser Group, the Vendor or any Group Company, which would prevent the Completion, and no injunction or restraining order having been issued by any Governmental Entity, which is in effect and which restrains or prohibits any transaction contemplated hereby.

3.1.2	The obligation of the Purchaser to effect Completion of the sale and purchase of the Sale Shares is conditional upon:

(i)	the Title and Authority Warranties being in the aggregate true and correct in all material respects and not in any material respect misleading as of the date of this Agreement and at Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion;

(ii)	the Vendor having complied in all material respects with each of its obligations and undertakings set forth in this Agreement to be performed by the Vendor on or prior to the Completion Date;

(iii)	there not being a Company Material Adverse Effect, unless waived by the Purchaser;

(iv)	the R&W Insurance not having been terminated by the insurer; and

(v)	each Definitive Agreement (other than this Agreement) having been executed by each of the parties thereto and not having been terminated, withdrawn, suspended, amended and/or revoked as of Completion.

3.1.3	The obligation of the Vendor to effect Completion of the sale and purchase of the Sale Shares is conditional upon:

(i)	the warranties of the Purchaser in Clause 6.8 being in the aggregate true and correct in all material respects and not misleading in any material respect as of the date of this Agreement and at Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion;

(ii)	the Purchaser shall have complied in all material respects with each of its obligations and undertakings set forth in this Agreement to be performed by the Purchaser on or prior to the Completion Date; and

(iii)	each Definitive Agreement (other than this Agreement) having been executed by each of the parties thereto and not having been terminated, withdrawn, suspended, amended and/or revoked as of Completion.

3.2	Fulfilment of Conditions

3.2.1	(i) The Parties agree to use their best endeavors to procure the conditions precedent in Clause 3.1.1 are satisfied as soon as practicable after the date of this Agreement and (ii) the Vendor and the Purchaser agree to use their best endeavors to procure that the conditions precedent in Clauses 3.1.2 and 3.1.3, respectively, are satisfied. The Parties shall provide such information as may be reasonably required with a view to the fulfilment of the conditions precedent in Clause 3.1.1.

3.2.2	Without prejudice to Clause 3.2.1, the Vendor and the Purchaser agree that all requests and enquiries from any Government Entity which relate to the satisfaction of the conditions set out in Clause 3.1.1 shall be dealt with by the Vendor and the Purchaser in consultation with each other and the Vendor and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by such Government Entity upon being requested to do so by the other.

3.2.3	Without prejudice to any other rights which they may have under this Agreement:

(i)	the Vendor and the Purchaser may, by agreement in writing signed by both the Vendor and the Purchaser, waive (to the extent thought fit by the Vendor and the Purchaser) all or any of part of the conditions set out in Clause 3.1.1;

(ii)	the Purchaser may waive (to the extent thought fit by the Purchaser) all or any of the conditions set out in Clause 3.1.2 or any part of them; and

(iii)	the Vendor may waive (to the extent thought fit by the Vendor) all or any of part of the conditions set out in Clause 3.1.3.

3.3	Effect of Non-Fulfilment of Conditions

If any of the conditions in Clause 3.1.1 or Clause 3.1.2 is not satisfied by the Cut-off Date or waived by the Purchaser, the Purchaser shall have the right to terminate this Agreement (other than the Relevant Provisions) by notice in writing to the Vendor, in which case, none of the Parties shall have any claim against the other for breach of this Agreement or for costs, damages, compensation or otherwise, save for any claim by the Purchaser against the Vendor for any breach of this Agreement by the Vendor prior to the termination of this Agreement and up to the termination of this Agreement and provided that the right to terminate this Agreement shall not be available to the Purchaser if the breach by the Purchaser of this Agreement is a cause (whether direct or indirect) of the conditions in Clause 3.1.1 or Clause 3.1.2 not being satisfied. If any of the conditions in Clause 3.1.1 or Clause 3.1.3 is not satisfied by the Cut-off Date or waived by the Vendor, the Vendor shall have the right to terminate this Agreement (other than the Relevant Provisions) by notice in writing to the Purchaser, in which case none of the Parties shall have any claim against the other for breach of this Agreement or for costs, damages, compensation or otherwise, save for any claim by the Vendor against the Purchaser for any liability for any breach of this Agreement by the Purchaser prior to the termination of this Agreement and up to the termination of this Agreement and provided that the right to terminate this Agreement shall not be available to the Vendor if the breach by the Vendor of this Agreement is a cause (whether direct or indirect) of the conditions in Clause 3.1.1 or Clause 3.1.3 not being satisfied. In the event of such termination, the Parties’ obligations under the Relevant Provisions as well as this Clause 3.3 shall survive the termination of this Agreement.

4	CONSIDERATION

4.1	Purchase Consideration

The aggregate consideration for the purchase of the Sale Shares shall be the amount which results from:

(a) taking (i) US$632,000,000 and (ii) adding the Net Completion Cash and (iii) (x) adding the Net Working Capital Adjustment (if a positive amount) or (y) subtracting the Net Working Capital Adjustment (if a negative amount, and in which case the absolute value shall be subtracted);

multiplied by

(b) the Applicable Percentage,

such amount being the “Purchase Consideration”, and shall be payable in cash in U.S. Dollars by the Purchaser to the Vendor.

4.2	Pre-Completion Estimates

At least five (5) Business Days prior to the Completion Date, the Vendor shall deliver to Purchaser (x) an unaudited estimated consolidated statement of net current assets and Indebtedness of the Group Companies calculated in accordance with Schedule 5 and prepared in the form set out in Part C (Illustrative Net Current Assets Statement) of Schedule 5 (the “Estimated Completion Net Current Assets Statement”), together with (y) a certificate of the Vendor setting forth the Estimated Completion Net Working Capital and Estimated Net Completion Cash (and the Estimated Net Working Capital Adjustment and the Completion Purchase Consideration resulting from the Estimated Completion Net Working Capital and Estimated Net Completion Cash) in each case as of the Adjustment Calculation Time and calculated in accordance with Schedule 5 and in the form set out in Part D (Illustrative Pre-Completion Statement) of Schedule 5 (the “Pre-Completion Statement”). Vendor shall provide Purchaser a reasonable opportunity to review and consult with the Company and Vendor with respect to the preparation of the Estimated Completion Net Current Assets Statement and the above estimates set forth in the Pre-Completion Statement.

4.3	Post-Completion Adjustments

4.3.1	Within ninety (90) days following the Completion Date, the Purchaser shall prepare and deliver to the Vendor (i) an unaudited consolidated statement of net current assets and Indebtedness of the Group Companies calculated in accordance with Schedule 5 and in the form set out in Part C (Illustrative Net Current Assets Statement) of Schedule 5 (the “Completion Net Current Assets Statement”), and (ii) a statement setting forth the Purchaser’s calculation of Completion Net Working Capital and Net Completion Cash (and the Net Working Capital Adjustment and the Purchase Consideration resulting from the Completion Net Working Capital and Net Completion Cash), in each case as of the Adjustment Calculation Time and calculated in accordance with Schedule 5 and in the form set out in Part E (Illustrative Completion Statement) of Schedule 5 (the “Completion Statement”).

4.3.2	During the thirty (30) days immediately following the Vendor’s receipt of the Completion Net Current Assets Statement and the Completion Statement and any period of dispute with respect thereto thereafter, Purchaser shall, and shall cause the Company to (i) provide the Vendor’s accountant with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Group Companies for purposes of their review of the Completion Net Current Assets Statement and the Completion Statement, and (ii) reasonably cooperate with the Vendor and the Vendor’s accountant in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Completion Net Current Assets Statement and the Completion Statement as is reasonably requested by the Vendor or the Vendor’s accountant.

4.3.3	The Completion Net Current Assets Statement, the Completion Statement and the resulting Completion Net Working Capital and Net Completion Cash (and the Net Working Capital Adjustment and the Purchase Consideration resulting from the Completion Net Working Capital and Net Completion Cash) as set out therein shall become final and binding upon the Parties thirty (30) days following the Vendor’s receipt thereof unless the Vendor gives written notice of its disagreement (a “Notice of Disagreement”) to Purchaser prior to such date; provided that the Completion Net Current Assets Statement, the Completion Statement and the resulting Completion Net Working Capital and Net Completion Cash (and the Net Working Capital Adjustment and the Purchase Consideration resulting from the Completion Net Working Capital and Net Completion Cash) as set out therein shall become final and binding upon the Parties upon the Vendor’s delivery, prior to the expiration of the thirty (30) day period, of written notice to Purchaser of its acceptance of the Completion Net Current Assets Statement and the Completion Statement. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted and any proposed adjustments to the Completion Net Current Assets Statement and the Completion Statement and the resulting Completion Net Working Capital and Net Completion Cash (and the Net Working Capital Adjustment and the Purchase Consideration resulting from the Completion Net Working Capital and Net Completion Cash) as set out therein.

4.3.4	If a timely Notice of Disagreement is delivered by the Vendor, then the Completion Net Current Assets Statement and the Completion Statement (as revised in accordance with this Clause 4.3.4), and the resulting Completion Net Working Capital and Net Completion Cash (and the Net Working Capital Adjustment and the Purchase Consideration resulting from the Completion Net Working Capital and Net Completion Cash) as set out therein, shall become final and binding upon the Parties on the earlier of (i) the date any and all matters specified in the Notice of Disagreement are finally resolved in writing by the Vendor and Purchaser and (ii) the date any and all matters specified in the Notice of Disagreement not resolved by the Vendor and Purchaser are finally resolved in writing by the Consultant. The Completion Net Current Assets Statement and the Completion Statement shall be revised to the extent necessary to reflect any resolution by the Vendor and Purchaser and any final resolution made by the Consultant in accordance with this Clause 4.3.4. During the thirty (30) days immediately following the delivery of a Notice of Disagreement or such longer period as the Vendor and Purchaser may agree in writing, the Vendor and Purchaser shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement. At the end of such thirty (30) day period, the Vendor and Purchaser shall submit to FTI Consulting–Singapore Branch or, if FTI Consulting–Singapore Branch cannot accept such appointment, or will not accept such appointment on reasonable terms, or if the Parties otherwise agree, such other reputable, independent, professional adviser with expertise in agreeing completion accounts, or failing such agreement, such other reputable, independent, professional adviser with expertise in agreeing completion accounts as may be nominated by the President for the time being of the Institute of Singapore Chartered Accountants (whose nomination shall be final and binding) (the “Consultant”) for review and resolution of any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Disagreement. Purchaser and the Vendor shall instruct the Consultant to, and the Consultant shall, make a final determination of the items included in the Completion Net Current Assets Statement and the Completion Statement (to the extent such amounts are in dispute) in accordance with the methodologies and procedures set forth in this Agreement. Purchaser and the Vendor will cooperate with the Consultant during the term of its engagement. Purchaser and the Vendor shall instruct the Consultant not to, and the Consultant shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser, on the one hand, or the Vendor, on the other hand, or less than the smallest value for such item assigned by Purchaser, on the one hand, or the Vendor, on the other hand. The Completion Net Current Assets Statement, the Completion Statement and the resulting Completion Net Working Capital and Net Completion Cash (and the Net Working Capital Adjustment and the Purchase Consideration resulting from the Completion Net Working Capital and Net Completion Cash) as set out therein shall become final and binding on the Parties hereto on the date the Consultant delivers its final resolution in writing to Purchaser and the Vendor (which final resolution shall be requested by the Parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such resolution by the Consultant shall not be subject to court review or otherwise appealable, absent Consultant’s manifest error. The fees, costs and expenses of the Consultant incurred pursuant to this Clause 4.3.4 shall be borne by the Parties based upon the degree to which the Consultant accepts the respective positions of the Parties. For example, if it is the Purchaser’s position that the amount of Net Working Capital is US$100, the Vendor’s position that the amount of Net Working Capital is US$300 and the Consultant’s finding that the amount of Net Working Capital is US$150, then the Vendor shall pay 75% (300-150 / 300-100) of the Consultant’s fees and expenses and the Purchaser shall pay 25% (150-100 / 300-100) of the Consultant’s fees and expenses. The Consultant shall act as expert and not as arbitrator.

4.3.5	If (x) the Completion Purchase Consideration is less than (y) the Final Purchase Consideration (such shortfall, the “Shortfall Amount”), then Purchaser shall, within ten (10) days after the Completion Net Current Assets Statement and the Completion Statement become final and binding on the Parties pursuant to Clause 4.3.3, pay the Shortfall Amount in U.S. Dollars to the bank account of the Vendor, the details of which shall be delivered in writing to the Purchaser no later than three (3) Business Days prior to the date of such payment.

4.3.6	If (x) the Completion Purchase Consideration is greater than (y) the Final Purchase Consideration (such excess, “Overpayment Amount”), then Vendor shall, within ten (10) days after the Completion Net Current Assets Statement and the Completion Statement become final and binding on the Parties pursuant to Clause 4.3.3, pay the Overpayment Amount in U.S. Dollars to the bank account of the Purchaser, the details of which shall be delivered in writing to the Vendor no later than three (3) Business Days prior to the date of such payment.

5	COMPLETION

5.1	Date and Place

Completion shall take place at the offices of the Company at 2:00 p.m. (Singapore time) (or at such other time or place as the Vendor and the Purchaser may agree in writing) on the Completion Date.

5.2	Vendor’s Obligations

At Completion, the Vendor shall deliver or cause to be delivered to the Purchaser:

5.2.1	a certificate executed by a director or senior officer of Vendor, certifying that the conditions precedent specified in Clause 3.1.2 (i-iii) have been fulfilled;

5.2.2	duly executed share transfer forms in respect of the Sale Shares in favour of the Purchaser (in a form reasonably agreed between the Parties), accompanied by the relevant share certificates in respect of the Sale Shares;

5.2.3	to the extent required by law or the constitutive documents of the Vendor, a certified true copy of a resolution by the shareholders of the Vendor approving the sale of the Sale Shares to the Purchaser on the terms and subject to the conditions set out herein;

5.2.4	a certified true copy of a resolution by the board of directors of the Vendor approving the sale of the Sale Shares to the Purchaser, and the execution of the Definitive Agreements to which it is a party on its terms and conditions and the transactions contemplated therein;

5.2.5	the written resignations (in a form reasonably agreed between the Parties) of each of the directors of the Company appointed by the Vendor and the written resignations (in a form reasonably agreed between the Parties) of such other persons appointed by the Group Companies from the offices and directorships (and not resignations of employment) of the Group Companies, in each case, as reasonably directed by the Purchaser as soon as reasonably practicable following the date of this Agreement and in any event not less than fifteen (15) Business Days prior to Completion, to take effect from and on the Completion Date with acknowledgements signed by each of them to the effect that he has no claim against the Company or the relevant Group Company for compensation for loss of office, redundancy or unfair dismissal or otherwise howsoever;

5.2.6	the written resignations of the auditors of the Group Companies to take effect from and on the date of appointment of the firm nominated by the Purchaser as the auditors of the relevant Group Companies with acknowledgements signed by them to the effect that they have no claim whatsoever against the Company or the relevant Group Company;

5.2.7	duly certified true copies of the board resolutions referred to in Clause 5.3;

5.2.8	a deed executed by the Vendor and the Company confirming that there are no monies due or owing by any Group Company to the Vendor, or by the Vendor to any Group Company, and that the Vendor has no claim against any Group Company and if there are any claims against any Group Company it shall release and disclaim all its rights to such claims, which shall be in the form set out in Appendix A;

5.2.9	a list of all bank accounts maintained by each of the Group Companies and bank statements of each of the relevant Group Companies or written confirmations as to the bank balances of each relevant Group Company on the last Business Day prior to Completion;

5.2.10	the certificate of incorporation and the memorandum and articles of association and/or other constitutional documents, common seal (if any), cheque books, statutory and minute books, financial, accounting and tax documents and all other books and records of each Group Company (respectively duly up-to-date) and the share certificates in respect of each of the Group Companies;

5.2.11	a Distribution Agreement executed by each Owner Carrier (or Affiliate of an Owner Carrier) listed on Schedule 10;

5.2.12	an Owner Carrier Undertaking executed by each Owner Carrier;

5.2.13	an AH Assignment Agreement in the form of Schedule 11 executed by Vendor and the Company; and

5.2.14	a new INFINI dividends agreement (the “Infini Dividends Agreement”) in the Agreed Form between Vendor and the Company in the form of Schedule 12 (which includes provisions terminating the existing INFINI economic benefit agreement).

5.3	Board Resolutions of the Company and the other Group Companies

At Completion, the Vendor shall deliver or cause to be delivered to the Purchaser in (and Purchaser shall exercise its voting and other rights over the shares in the Company held by it, and procuring that its nominated representatives on the board of the Company exercise their voting rights to accomplish the following):

5.3.1	a certified true copy of the board resolution of the Company approving and authorising the execution of the Definitive Agreements to which it is a party on its terms and conditions and the transactions contemplated therein and approving (a) the transfer of the Sale Shares to the Purchaser; (b) the issue of the new share certificates in respect of the Sale Shares in favour of the Purchaser; and (c) the entering in the register of members of the Company, the name of the Purchaser, as the case may be, as the holder of the Sale Shares;

5.3.2	certified true copies of board resolutions of such Group Companies as the Purchaser shall specify accepting the resignations referred to in Clause 5.2.5 and appointing such persons as the Purchaser may nominate as directors and secretaries (in each case, to the extent that the same is within the direct or indirect control of the Company pursuant to applicable shareholders’ agreements or otherwise); and

5.3.3	certified true copies of board resolutions of such Group Companies revoking all existing authorities to bankers of such Group Companies in respect of the operation of their respective bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts (in each case, to the extent that the same is within the control of the Company pursuant to applicable shareholders’ agreements or otherwise).

5.4	Joint Obligations

On the Completion Date, the Parties shall join in procuring that they together deliver or cause to be delivered:

5.4.1	evidence that the conditions precedent specified in Clause 3.1.1 have been fulfilled;

5.4.2	the Stamp Duty Documents;

5.4.3	a deed of termination of the Shareholders Agreement in the Agreed Form, duly executed by the Parties to the Shareholders Agreement;

5.4.4	evidence reasonably satisfactory to the Parties that the agreements listed on Schedule 9 have been terminated as of the Completion; and

5.4.5	an electronic copy (e.g., DVD) of the Data Room is obtained from Firmex and made available to the Parties.

5.5	Purchaser’s Obligations

On the Completion Date, against compliance by the Vendor with Clauses 5.2 and 5.3, the Purchaser shall deliver or cause to be delivered to the Vendor:

5.5.1	a certificate executed by a director or senior officer of Purchaser, certifying that the conditions precedent specified in Clause 3.1.3 have been fulfilled;

5.5.2	a certified true copy of the board resolution of the Purchaser approving and authorising the execution of this Agreement on its terms and conditions and the transactions contemplated herein;

5.5.3	an amount equal to (i) the Completion Purchase Consideration less (ii) the Vendor’s share of the cost of obtaining the R&W Insurance in accordance with Clause 7.8.1, to be paid to the bank account of the Vendor, the details of which shall be delivered in writing to the Purchaser no later than three (3) Business Days prior to the Completion Date. The Vendor agrees and acknowledges that the payment of the Completion Purchase Consideration by the Purchaser in accordance with this Clause 5.5.3 shall constitute a full and final discharge of the Purchaser’s obligation to pay such Completion Purchase Consideration to the Vendor on Completion Date;

5.5.4	a Distribution Agreement for each Owner Carrier listed on Schedule 10 (or an Affiliate thereof listed on Schedule 10) executed by the Company; and

5.5.5	consent of the Purchaser Group representative on the board of directors of the Company to the entry by the Company into the Infini Dividends Agreement.

5.6	Right to Terminate

If the documents required to be delivered to the Purchaser or the Vendor on Completion are not forthcoming for any reason or if in any other respect the provisions of this Clause 5 are not fully complied with by the Vendor or the Purchaser, the Purchaser, in the event of noncompliance by the Vendor, and the Vendor, in the event of non-compliance by the Purchaser, shall be entitled (in addition to and without prejudice to all other rights and remedies available to it, including the right to claim damages):

5.6.1	to elect to terminate this Agreement (other than the Relevant Provisions) without liability on its part if such non-compliance is not remedied to the satisfaction of the non-defaulting party within ten (10) Business Days of the non-defaulting party’s written notice to the other Party requesting for the non-compliance to be remedied, provided that the right to terminate this Agreement shall not be available to a Party if such party is then in breach of this Agreement;

5.6.2	to effect Completion so far as practicable having regard to the defaults which have occurred without prejudice to its rights in respect thereof; or

5.6.3	to fix a new date for Completion (not being more than twenty (20) Business Days after the agreed date for Completion) in which case the foregoing provisions of this Clause 5 shall apply to Completion as so deferred.

6	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

6.1	Incorporation of Schedule 8

6.1.1	The Vendor hereby represents, warrants and undertakes to the Purchaser (with the intent that the provisions of this Clause shall, as they relate to the Title and Authority Warranties, continue to have full force and effect notwithstanding Completion) in the terms set out in Schedule 8 and that each of the statements set out in Schedule 8 is now true and correct and not misleading in any respect as of the date of this Agreement; provided, however, that with respect to Abacus International Lanka (Pte) Ltd, the terms set out in Schedule 8 are qualified in each instance to the best of the knowledge, information and belief of the Vendor.

6.1.2	The Parties undertake to each other and to the Group Companies and their respective directors, officers, agents and employees to waive any rights, remedies and/or claims which they may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any Group Company or their respective directors, officers, agents or employees in connection with assisting the Vendor in the giving of any Vendor’s Warranty or in preparing the Disclosure Letter or the Data Room Documentation or the entry by the Purchaser into the R&W Insurance.

6.2	Purchaser Relied on Warranties

The Vendor acknowledges that the Purchaser is entering into this Agreement in reliance on the Vendor’s Warranties and the undertakings of the Vendor contained in this Agreement.

6.3	Warranties to be Separate and Independent

Each Vendor’s Warranty shall be separate and independent and shall not be limited by reference to any other paragraphs of Schedule 8 or by anything in this Agreement.

6.4	Notification
	6.4.1	If after the signing of this Agreement:

(i)	the Vendor shall become aware that any of the Vendor’s Warranties was untrue, inaccurate and/or misleading as of the signing of this Agreement;

(ii)	any event shall occur or matter shall arise of which the Vendor becomes aware which results in any of the Vendor’s Warranties being untrue, inaccurate and/or misleading in any material respect at Completion; or

(iii)	any event shall occur or matter shall arise of which the Vendor becomes aware which results in any of the Vendor’s material obligations or undertakings under this Agreement not being timely performed or becoming impossible to perform, the Vendor shall notify the Purchaser fully thereof as soon as practicable and in any event prior to Completion, setting out such details as are available, and the Vendor shall make any investigation concerning the event or matter and take such action to remedy such breach, at its own cost, as the Purchaser may reasonably require.

6.5 Updating to Completion

The Vendor represents and warrants to and undertakes with the Purchaser that the Vendor’s Warranties will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion and with reference to the circumstances then existing at Completion.

6.6	Disclosure
	6.6.1	Without prejudice to Clause 6.6.2 below, the Vendor’s Warranties are qualified by:

(i)	those matters disclosed fairly and with reasonable specificity in the Disclosure Letter; and

(ii)	any matter disclosed fairly and with reasonable specificity in the Audited Accounts or expressly provided for under the terms of this Agreement.

6.6.2	For the purpose of this Clause Error! Reference source not found. “disclosed fairly and with reasonable specificity” means disclosed in such a manner and in such detail as to enable a reasonable purchaser (which holds an existing minority interest in the Company) to make an informed assessment of the fact, matter or circumstance concerned.

6.7 Effect of Completion

Other than the Title and Authority Warranties, the Vendor’s Warranties shall be extinguished by Completion. All other provisions of this Agreement, insofar as the same shall not have been performed at Completion, shall not in any respect be extinguished or affected by Completion or by any other event or matter whatsoever, except by a specific and duly authorised written waiver or release by the Purchaser or the Vendor (as the case may be), and shall continue in force and effect so far as they are capable of being performed or observed.

6.8	Authority and Capacity of the Purchaser

The Purchaser hereby warrants and undertakes to and with the Vendor that:

6.8.1	It is a company duly incorporated and validly existing under the laws of the Cayman Islands.

6.8.2	It has the legal right and full power and authority, and no further action, approval or consent is required to be taken or obtained for it, to enter into and perform this Agreement and any other Definitive Agreement to which it is a party, which when executed will constitute valid and binding obligations on the Purchaser, in accordance with their respective terms.

6.8.3	The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement and any other Definitive Agreement to which it is a party will not and are not likely to:

(i)	result in a breach of any applicable law or regulations or of any provision of the memorandum or articles of association of the Purchaser; or

(ii)	result in a breach of, or give any third party a right to terminate or modify, or result in the creation of any Encumbrance under, any agreement, licence or other instrument or result in a breach of any order, judgment or decree of any Government Entity to which the Purchaser is a party or by which the Purchaser or any of its assets is bound.

7	UNDERTAKINGS

7.1	No Changes in Status Quo in Group Companies until Completion

During the period from the date of this Agreement to the Completion Date, the Vendor shall procure and ensure that:

7.1.1	each Group Company shall preserve and maintain in full force and effect its corporate existence;

7.1.2	each Group Company shall carry on its business as a going concern in the ordinary course and in a manner consistent with its past practices during the period from the date hereof until Completion and, without limiting the generality of the foregoing, from the date hereof until Completion, use its reasonable endeavours to (i) preserve and protect its business as presently operated by it and (ii) maintain its rights and relationships with its customers, suppliers, employees and others having business relationships with the Group Company in a manner consistent with past practices;

7.1.3	each Group Company shall use commercially reasonable efforts to maintain in force all existing insurance policies (or equivalent replacement policies) for the benefit of the Group Companies;

7.1.4	without prejudice to Clauses 7.1.1 to 7.1.3, the Vendor shall procure that, except with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), no Group Company shall:

(i)	institute, compromise, settle, make any offer to settle and/or pay any claim, legal action, proceeding, suit, litigation or arbitration other than (A) the institution of claims involving the recovery of debts in the ordinary course of business and (B) the settlement or compromise of any claim, legal action, proceeding, suit, litigation or arbitration involving only the payment of monetary damages of an amount less than US$250,000;

(ii)	take any decisions or actions in respect of any Group Company listed in Sections 4.3(d) and 4.3(f) of the Shareholders Agreement that the Company is prohibited from taking;

(iii)	create, allot, issue, repay, redeem or repurchase any share capital, loan capital or other securities (or option to subscribe for or acquire the same) of any Group Company;

(iv)	acquire or agree to acquire any shares or ownership interests in, or merge or consolidate with, any company, limited liability partnership, partnership, business trust or other venture, or enter into any demerger transaction or participate in any other type of corporate reconstruction;

(v)	make any loans or grant any credit (other than given in the ordinary course of trading and advances made to employees against expenses incurred by them on its behalf);

(vi)	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party (other than a wholly-owned Group Company) or create, grant or give any Encumbrance in respect of all or any part of the undertaking, property or assets of any Group Company to secure the obligations owing to any third party other than in the ordinary course of business;

(vii)	engage or appoint any new officers, employees or consultants, or dismiss any officers, employees or consultants, of senior managerial level and above whose compensation is in excess of US$150,000 per annum save and except for any dismissal for cause in accordance with the provisions of the relevant employment agreement or consultancy agreement;

(viii)	make any material changes in the terms of employment or engagement of any of its directors, officers, employees or consultants (including compensation, pension entitlements and severance or retirement or other benefits) or provide or agree to provide any gratuitous payment or benefit to any such directors, officers, employees or consultants or any of his or her dependents;

(ix)	grant or enter into any license, franchise or other agreement or arrangement concerning any part of its name, trading names, other Intellectual Property rights or know-how other than in the ordinary course of business;

(x)	vary or amend any accounting practices or policies of any Group Company;

(xi)	without Supermajority Approval, make, revise, revoke, vary or amend any claims, election or surrender relating to or affecting the Taxation of any Group Company, otherwise than an election made in the ordinary course of business;

(xii)	without Supermajority Approval, settle or compromise any dispute with any Government Entity relating to or affecting the Taxation of any Group Company;

(xiii)	make or agree to any modification to the incentives per booking paid to Subscribers or that advances the scheduled payment or escalation thereof, in each case, outside the ordinary course of business, whether directly or indirectly through an NMC, or make any advance to an NMC for future distribution or Subscriber usage;

(xiv)	enter into or modify the terms of any interest rate protection agreement, foreign currency exchange agreement, or other similar hedging arrangement outside the ordinary course of business;

(xv)	acquire or sell (by merger, consolidation, stock or asset purchase or otherwise) any joint venture or partnership, or otherwise, any entity or any business, division or material assets of any entity or execute, enter into or agree upon any letter of intent, term sheet or similar arrangement, whether binding or non-binding, to so acquire or sell any such entity or any such joint venture, partnership, business, division or material assets (without limiting the generality of the foregoing, and notwithstanding any board or other approval obtained or given prior to the date of this Agreement, no Group Company shall take any action with respect to its investment in Abacus Distribution Systems Pakistan (Pvt.) Ltd, including with respect to the term sheet dated 29 June 2009 related thereto, save where any failure to take such action would result in a breach of law or otherwise amount to a breach by that Group Company of any obligation pursuant to the aforementioned term sheet dated 29 June 2009 in which case the taking of such action shall be expressly permitted pursuant to this Clause 7.1.4 provided the Purchaser is kept reasonably informed of all such action);

(xvi)	enter into or agree to any arrangement that by its terms contains exclusivity, non-competition and/or non-solicitation restrictions and/or that in any way restricts the ability of any Group Company and/or any of the NMCs to compete in any geographical area or business;

(xvii)	take any action with respect to its Minority Investments outside of the ordinary course of business which could be reasonably expected to be detrimental to the Purchaser, any Group Company and/or the Minority Investment itself (save as contemplated by this Agreement and/or any of the Definitive Agreements);

(xviii)	(a) amend or modify in any way any Definitive Agreement (including any Definitive Agreement entered into on or after the date hereof that is to become effective at Completion); or (b) take any action or enter into any agreement or understanding that would affect or conflict with or in any way hinder any Group Company’s ability to perform or adversely impact its obligations under any such Definitive Agreement; and

(xix)	enter into an obligation, agreement and/or understanding, conditionally or otherwise, to do or exercise an option in relation to, anything prohibited by this Clause 7.1.4.

7.2	Access to Information; Cooperation

7.2.1	Subject to compliance by the Purchaser with its obligations under Clause 10 and without prejudice to the generality of Clause 7.1, during the period from the date of this Agreement until the Completion Date, the Vendor shall procure that the Group Companies provide the Purchaser (and its financial advisers, auditors, consultants and solicitors) access to the employees of the Group Companies and such other information and similar assistance as the Purchaser reasonably requests concerning (i) the operations and condition of any Group Company, (ii) the transition to the ownership by the Purchaser, (iii) compliance with regulatory filing requirements of the Purchaser with the U.S. Securities and Exchange Commission, and (iv) subject to applicable law, access on a confidential basis to unredacted Data Room Documentation, subject always to the Purchaser complying with its confidentiality obligations relating to such material (but without “clean team” restrictions).

7.2.2	To the extent the Purchaser Group elects to seek debt financing in connection with the purchase of the Sale Shares, the Vendor shall provide, and shall cause the Group Companies to provide, at the Purchaser’s expense, and shall use commercially reasonable efforts to cause their respective advisers to provide, all cooperation reasonably requested by the Purchaser in connection with such debt financing, including (i) assisting the Purchaser and its financing sources in preparing any offering document and materials for syndication and rating agency presentations, (ii) preparing and furnishing business projections, financial statements, pro forma statements and other financial data customarily used in marketing debt financings, (iii) making senior management of the Company reasonably available for customary syndication presentations and conference calls as well as lender or proposed financing source meetings and rating agency presentations, (iv) cooperating with prospective lenders in performing their due diligence, and (v) entering into customary agreements or other documents for the debt financing; provided, that (A) the Group Companies shall not be required to pay any fees or expenses in connection with the debt financing, (B) such requested cooperation does not unreasonably interfere with the ongoing operations of the Group Companies; and (C) all material obligations of any Group Company under any commitments or agreements whatsoever relating to debt financing are fully conditional upon Completion taking place.

7.2.3	To the extent the Purchaser Group elects to pursue the acquisition of any NMC which the Group Companies have an ownership interest in, the Vendor shall provide, and shall cause the Group Companies to provide, and shall use commercially reasonable efforts to cause their respective representatives to provide, all cooperation reasonably requested by the Purchaser in connection with such NMC acquisitions subject to any applicable laws or agreements which are binding on it in respect of an NMC.

7.3	Restrictive Covenants

7.3.1	In this Clause 7.3, the following terms shall have the following meanings, respectively, namely:

“General Agreement” means the general agreement dated 27 February 1998 by and among the Vendor, the Purchaser, Sabre Technology Holland B.V., The Sabre Group, Inc and the Company;

“Prohibited Period” means all of the following periods, subject to Completion taking place:

(i)	the period commencing on the day immediately following the Completion Date and ending on the first anniversary of the Completion Date;

(ii)	the first anniversary of the Completion Date to the second anniversary of the Completion Date;

(iii)	the second anniversary of the Completion Date to the third anniversary of the Completion Date;

(iv)	the third anniversary of the Completion Date to the fourth anniversary of the Completion Date; and

(v)	the fourth anniversary of the Completion Date to the fifth anniversary of the Completion Date;

“Prohibited Territory” means American Samoa, Australia, Bangladesh, Bhutan, Brunei, Cambodia, China, Cook Islands, East Timor, Fiji, French Polynesia, Guam, Hong Kong, India, Indonesia, Japan, Kiribati, Laos, Macau, Malaysia, Maldives, Marshall Islands, Mongolia, Myanmar, Nauru, Nepal, New Caledonia, New Zealand, Niue, Northern Mariana Islands, Pakistan, Palau, Papua New Guinea, Philippines, Samoa, Singapore, Solomon Islands, South Korea, Sri Lanka, Taiwan, Thailand, Tokelau, Tonga, Tuvalu, Vanuatu, Vietnam and Wallis and Futuna;

“Relevant Capacity” means, in relation to the Vendor, for its own account and/or for that of any person, firm, company and/or other entity (other than the Company) and whether through the medium of any company, corporation and/or any other entity Controlled by it (for which purpose there shall be aggregated with its shareholding or ability to exercise Control over the shares held or Controlled by any person connected with or any company or other entity related to the Vendor) or as principal, partner, director, consultant and/or agent;

“Restricted Business” means the operation of a GDS System and/or the carrying on of a marketing and/or distribution business for a GDS System, but shall not include the business conducted by Infini in Japan in the manner such business has been conducted prior to the date of this Agreement;

7.3.2	The Vendor undertakes with the Purchaser and the Group Companies that Vendor will not, and will procure and ensure that no entity Controlled by the Vendor will, in any Relevant Capacity during the Prohibited Period:

(i)	be directly or indirectly engaged in the Restricted Business in the Prohibited Territory;

(ii)	directly or indirectly carry on and/or have an ownership interest in, and/or have an economic interest which is substantially equivalent to ownership in, for its own account either alone or in partnership and/or be concerned in any Relevant Capacity in, any entity which is engaged in the Restricted Business in the Prohibited Territory, save for the holding of or trading in less than five per cent of the outstanding share capital of a corporation the shares of which are listed on any stock exchange and/or any existing interests held as at the date of this Agreement in compliance with the General Agreement;

(iii)	make any public statement that (1) Subscribers in the Prohibited Territory should use a GDS other than a GDS distributed by the Company and/or the Purchaser Group (“Alternate GDS”); (2) an Alternate GDS is Owner Carrier’s preferred GDS for GDS Services or a statement of similar meaning or (3) disparages in a material respect the GDS Services offered by any Group Company and/or by any GDS distributed by the Company; and/or

(iv)	solicit (1) an existing Subscriber of any GDS distributed by the Company and/or any of its Affiliates to discontinue or substantially reduce its use of GDS Services through such GDS and instead use the GDS Services of an Alternate GDS, and/or (2) any Subscriber of any Alternate GDS to not select and/or use the GDS Services distributed by the Company or any of its Affiliates.

7.3.3	Vendor undertakes with the Purchaser that it will not, and will procure and ensure that no entity Controlled by the Vendor will, in any Relevant Capacity during the period commencing on (i) the day immediately following the Completion Date and ending on the first anniversary of the Completion Date and (ii) the first anniversary of the Completion Date and ending on the second anniversary of the Completion Date: directly or indirectly induce and/or seek to induce any person who is, during the period stated in (i) and (ii) above, an employee or consultant of any Group Company to become employed, whether as employee, consultant or otherwise, by the Vendor or any entity Controlled by the Vendor, whether or not such employee or consultant would thereby commit a breach of his contract with any Group Company. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 7.3.3 provided that none of Vendor and/or any entity Controlled by the Vendor encourage or advise such agency to approach any such employee. The employment or engagement by Vendor, and/or any entity Controlled by the Vendor, of any person who prior to Completion is/was a secondee or representative of that person in a Group Company, details of which are contained in Schedule 7.3.3, shall not constitute a breach of this Clause 7.3.3.

7.3.4	While the restrictions set out in Clauses 7.3.2 and 7.3.3 are considered by the Parties to be reasonable in all the circumstances and no greater than is reasonable and necessary for the protection of the Group Companies and the Purchaser, it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of any Group Company’s or the Purchaser’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in any particular manner then the said restrictions shall apply with such deletions, restrictions and/or limitations, as the case may be.

7.3.5	The Purchaser agrees that nothing in this Clause 7.3 shall prohibit or restrict the Vendor and/or any entity Controlled by the Vendor from having any direct or indirect ownership interest in INFINI which is held by Vendor and/or any entity Controlled by the Vendor at the date of this Agreement and carrying on the business of INFINI.

7.3.6	The restrictions imposed in this Clause 7.3 are separate, distinct and several, so that the unenforceability of any restriction does not affect the enforceability of the other restrictions.

7.3.7	Without affecting any other rights or remedies that the Company may have, the Vendor acknowledges that the Company and/or the Purchaser may be irreparably harmed by any breach on the part of the Vendor of the terms in this Clause 7.3 and that damages alone may not necessarily be an adequate remedy. Accordingly, the Company and the Purchaser will each be entitled to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of its terms, and no proof of special damages will be necessary to enforce this Clause 7.3.

7.4	Undertakings relating to Regulatory Approvals

7.4.1	The Parties agree with and undertake to one another that no notifications, filings, submissions or any other communication to any Competition Authority or other Government Entity in relation to or regarding any aspect of the transactions contemplated under the Definitive Agreements shall be made without the prior written consent of the Vendor and the Purchaser. However, in the event of a disagreement, Purchaser will be able to determine the appropriate response or the form of relevant notification, filing, submission or any other communication.

7.4.2	In the event that any Competition Authority or other Government Entity nevertheless requests any details, clarifications, information or documents from the Purchaser, the Vendor and the Purchaser shall cooperate and use reasonable endeavours to ensure that all relevant details, information and documents required by such Competition Authority or other Government Entity be given to such Competition Authority or other Government Entity within the time frames prescribed by such Competition Authority or other Government Entity, the Vendor and the Purchaser agree that any response to such Competition Authority or other Government Entity shall be made by the Vendor and the Purchaser in consultation with one another.

7.5	INFINI

The Purchaser and the Vendor shall each use their best endeavours to procure the entry by the Company into the Infini Dividends Agreement and the entry by Vendor into the Infini Dividends Agreement prior to Completion.

7.6	Use of Name

Vendor hereby agrees that upon Completion, Purchaser and the Group Companies shall have the sole right to the use of the name “Abacus” and any derivatives thereof, and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems and/or signs containing and/or comprising the foregoing, or otherwise used in the Business (as conducted by the Group Companies at any time within the thirty-six (36) months prior to Completion), including any name or mark confusingly similar thereto (collectively, the “Company Marks”), and Vendor shall not, and shall not permit any member of the Vendor Group to, use such Company Marks or any variation or simulation thereof.  In furtherance thereof, at Completion, or as soon as legally practicable thereafter (but in any event within thirty (30) days after Completion), Vendor shall, and shall cause each member of the Vendor Group to, remove any Company Mark from its legal name by appropriate legal procedures in the jurisdiction of its organization and in each jurisdiction where such entity has registered to do business.

7.7	Cash Dividend

7.7.1	Subject to Clause 7.7.2 but notwithstanding the provisions of the Shareholders Agreement, the Vendor and the Purchaser shall procure that, to the fullest extent possible whilst enabling the Company to retain sufficient cash to meet the Group Companies’ normal and foreseeable working capital and capital expenditure requirements, the Company’s profits available for lawful distribution shall be distributed to the Vendor and the Purchaser (as existing shareholders of the Company as at the date of this Agreement) by way of special dividend pursuant to article 116 of the articles of association of the Company prior to Completion.

7.7.2	Unless otherwise agreed, the Vendor and the Purchaser shall procure that the aggregate special dividend referred to in Clause 7.7.1 shall:

(a)	in no event exceed the amount of distributable reserves of the Company under the Companies Act at the date of the declaration; and

(b)	be declared and remitted as close as reasonably practicable prior to Completion and after satisfaction of the conditions precedent set out in Clause 3.

7.8	Representations and Warranties Insurance

7.8.1	As at the date of this Agreement the Purchaser has obtained the representations and warranties insurance policy described in Schedule 15 (the “R&W Insurance”) and the Vendor and the Purchaser shall equally share the cost of obtaining the R&W Insurance.

7.8.2	Vendor shall, and shall procure that the Group Companies, provide any assistance reasonably requested by Purchaser in connection with obtaining the R&W Insurance, including providing any and all information reasonably requested by the insurance underwriters in order to underwrite the R&W Insurance (provided that this obligation does not extend to providing any representations, warranties or undertakings to the underwriters in respect of which the Vendor and / or any of the Owner Carriers would have any potential liability).

7.8.3	Regardless of whether the Purchaser has a valid claim under the R&W Insurance, then, notwithstanding any other provision of this Agreement and the Definitive Agreements, the Purchaser agrees that:

(a)	the Vendor shall have no liability in respect of; and

(b)	none of the Purchaser Group will be entitled to make, and must not make, and hereby irrevocably waives any right it may have to make, and must procure that none of the Purchaser Group makes, and irrevocably waives any right it may have to make, any Relevant Claim against the Vendor in respect of or arising out of a breach of any Vendor’s Warranty (other than a Title and Authority Warranty, in which case the Vendor’s liability shall be as provided in Clause 8.1.1) in this Agreement, save in respect of a Relevant Claim against the Vendor relating directly to the fraud of the Vendor.

7.9	Retention of Amounts by Vendor

On and following the Completion and until the Settlement Date, Vendor shall not (a) declare and/or pay any dividend and/or make any distribution (in cash or in kind) to its shareholders or (b) make any payment or incur any liability or obligation to a person (including to any Owner Carrier or Affiliate of an Owner Carrier) that would, in either case, cause Vendor to hold less than US$35,000,000 in Net Vendor Cash. “Net Vendor Cash” means (a) cash or cash equivalents of the Vendor (excluding pledged cash, escrowed cash or other restricted cash), minus (b) Indebtedness of Vendor, minus (c) current liabilities of Vendor, but for the avoidance of doubt, excluding any Indebtedness or current liabilities in respect of the Vendor’s obligations under Clause 4.3.6.

7.10	Existence of Vendor; No Reorganization

On and following the Completion and until the expiration of the Prohibited Period, Vendor (a) shall preserve and maintain in full force and effect its corporate existence, (b) shall not amend or alter its certificate of incorporation and/or the memorandum and articles of association and/or other constitutional or organizational documents to the extent such amendment or alteration would have a material adverse effect on its ability to timely perform its obligations under this Agreement, (c) shall not merge or consolidate with any company, limited liability partnership, partnership, business trust or other venture, or enter into any demerger transaction or participate in any other type of corporate reconstruction or reorganization, and (d) shall not make any order, present any petition, pass any resolution or convene any meeting for the winding-up, judicial management or dissolution of Vendor, except as required by law.

7.11 Third Party Beneficiary Status

Effective as of the Completion, Vendor agrees that it shall no longer be a third party beneficiary to (a) the agreements and contracts listed on Schedule 7.11 or (b) any other agreement or contract to which the Company, any Group Company, Purchaser and/or any Purchaser Affiliate is a party if, in the case of this Sub-Clause 7.11(b), were the Vendor to remain a third party beneficiary, this would be contrary to intention of the transactions contemplated by this Agreement, other than with respect to any indemnification and/or contribution provisions contained therein.

8	INDEMNITY AND CLAIMS AGAINST THE VENDOR

8.1	Indemnity

In consideration of the Purchaser entering into this Agreement on the basis of the Vendor’s Warranties and the undertakings of the Vendor contained in this Agreement and to the extent that the same will be fulfilled down to, and will be true and correct in all respects and not misleading at, Completion as if they had been entered into afresh at Completion with reference to the facts and circumstances existing on such day, the Vendor hereby unconditionally and irrevocably undertakes that it will indemnify and keep the Purchaser and any other Purchaser Group member harmless from and against all and any Losses which the Purchaser and the relevant member of the Purchaser Group suffers or incurs as a result of or in relation to:

8.1.1	any breach of any of the Title and Authority Warranties; and

8.1.2	any breach of any obligation or undertaking by the Vendor in the Definitive Agreements.

8.2	Relevant Claims Procedures.

The provisions of Schedule 13 (Relevant Claims Procedures) shall apply in relation to each Relevant Claim, including any claim for indemnification under Clause 8.1 (each, an “Indemnification Claim”).

8.3	Limitations

Save in respect of a Relevant Claim against the Vendor relating directly to the fraud of the Vendor, the Vendor’s liability for all Relevant Claims shall be limited so that the maximum aggregate liability in respect of all Relevant Claims (including any Indemnification Claims) shall be equal to the Final Purchase Consideration.

8.4	Withholding and Deductions

All the sums payable by any party (the “Payor”) pursuant to this Clause 8 shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If at any time any applicable law, regulation or regulatory requirement requires the Payor to make any deduction or withholding from any payment made in respect of any amount due from the Payor hereunder, the amount so due shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the recipient receives, on the due date for such payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

8.5	Indemnities Separate

Each of the indemnities in this Agreement constitutes a separate and independent obligation from the other obligations in this Agreement, shall give rise to a separate and independent cause of action and shall apply irrespective of any indulgence granted by the Purchaser to the Vendor.

8.6	Purchase Price

The satisfaction of any Relevant Claim by the Vendor shall be deemed to constitute a reduction in the consideration payable by the Purchaser for the sale of the Sale Shares.

9	ANNOUNCEMENT

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any Party (or their respective Affiliates) without the prior written approval of the Purchaser (in the case of an announcement or circular made or issued by or on behalf of the Vendor, any member of the Vendor Group or any member of any Owner Carrier’s OC Group) or the Vendor (in the case of an announcement or circular made or issued by or on behalf of the Purchaser or any member of the Purchaser Group). This shall not apply to:

(i)	any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of any Party (or its Affiliates) are regulated or listed but the Party (or its Affiliates) with an obligation to make an announcement or issue a circular shall consult (through such Party in the case of a regulated or listed Affiliate) with the relevant Parties referred to above insofar as is reasonably practicable before complying with such an obligation;

(ii)	any announcement or circular made or sent by the Purchaser or any member of the Purchaser Group after Completion to an existing or potential customer, client, supplier, banker, investor, service provider or other person having a business relationship with any Group Company or any member of the Purchaser Group informing such person of the Purchaser’s purchase of the Sale Shares so long as all disclosures relating to the identity of the Vendor and the terms of the acquisition of the Sale Shares are limited to accurate factual statements; or

(iii)	any announcement or circular that is consistent with information previously disclosed in accordance with the requirements of this Clause 9.

10	CONFIDENTIALITY
	10.1	Confidential Information to be kept confidential
	10.1.1	Subject to Clauses 9, 10.1.2 and 10.2:

(i)	each of the Parties shall treat as strictly confidential and not disclose and/or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement including the other Definitive Agreements) which relates to:

(a)	the existence and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement (including the other Definitive Agreements); or

(b)	the negotiations relating to this Agreement (and any such other agreements including the other Definitive Agreements);

(ii)	the Vendor shall, subject to and following Completion, treat as strictly confidential and not disclose or use any information relating to any Group Company following Completion (including Confidential Business Information) and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser Group; and

(iii)	prior to Completion, the Purchaser shall treat as strictly confidential and not disclose and/or use any information (including Confidential Business Information) relating to the business, financial or other affairs (including future plans and targets) of the members of the Vendor Group including the Group Companies, except to the extent the use and/or disclosure of such information is permitted under the terms of other agreements or arrangements between the applicable member of the Vendor Group and Purchaser.

10.1.2	Clause 10.1.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure and/or use is required by law, any regulatory body and/or any recognised stock exchange on which the shares of the Vendor or any member of the Vendor Group or the Purchaser or any member of the Purchaser Group are regulated and listed;

(ii)	the disclosure and/or use is required to vest the full benefit of this Agreement in the Parties;

(iii)	the disclosure and/or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Taxation affairs of the disclosing Party;

(iv)	the disclosure is made to directors, officers, employees, professional advisers and/or other representatives (“Representatives”) of the Vendor and/or any member of the Vendor Group and/or the Purchaser and/or any member of the Purchaser Group on terms that such Representatives undertake to comply with the provisions of Clause 10.1.1 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of this Clause 10 and/or the other terms of any of the Definitive Agreements);

(vi) (vii) (viii)	the other Party has given prior written approval to the disclosure or use; the disclosure is permitted under Clause 9; and/or the information is independently developed,

provided that prior to disclosure or use of any information pursuant to Clause 10.1.2 (i), (ii) or (iii) the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure and/or use or otherwise to agree to the timing and content / manner of such disclosure and/or use.

10.2	Survival of Obligations

The obligations contained in this Clause 10 shall continue to apply for a period of six years following Completion except and until any Confidential Information falls within the exceptions under Clause 10.1.2.

11	NOTICES

11.1	Notices to be in Writing

All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by reputable overnight courier or e-mail transmission addressed to the intended recipient thereof at its applicable address, and marked for the attention of such person (if any) designated by it to the other Parties for the purposes of this Agreement or to such other address as a Party may from time to time duly notify the other in writing.

11.2	Contact Addresses and Numbers

The addresses of the Parties for the purpose of this Agreement are specified below:
—
PURCHASER:
—
Alan Powell
Sabre GLBL Inc.
3150 Sabre Dr.
Southlake, Texas, USA 76092
alan.powell@sabre.com
—
and
Rachel Gonzalez
Sabre GLBL Inc.
3150 Sabre Dr.
Southlake, Texas, USA 76092
rachel.gonzalez@sabre.com
—

With a copy to, which shall not constitute notice:
—
Darren C. Hauck
Alston & Bird LLP
2828 North Harwood Street
18th Floor
Dallas, Texas, USA 75201
darren.hauck@alston.com
—
VENDOR:
—
The Company Secretary
Abacus International Holdings Ltd
c/- Trident Trust Company (Cayman) Limited
4th floor, One Capital Place,
P.O. Box 847, Grand Cayman
Cayman Islands
—
With a copy to, which shall not constitute notice:
—
Chairman of Abacus International Holdings Ltd
c/- Cathay Pacific Airways Limited
Sales & Distribution Department
9/F, North Tower
Cathay Pacific City
8 Scenic Road, Lantau
Hong Kong
FAO: Alex McGowan
alex—mcgowan@cathaypacific.com
—
Jon Perry
Norton Rose Fulbright Hong Kong
38/F, Jardine House
1 Connaught Place, Central
Hong Kong
jon.perry@nortonrosefulbright.com
—
And, in respect of notices dated prior to Completion only:

—
The Company Secretary
Abacus International Holdings Ltd
c/- Abacus International Pte Ltd
3 Tampines Central 1, #08-01
Abacus Plaza
Singapore 529540
Peter—Gammon@abacus.com.sg

11.3	Deemed Delivery Date

Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally or given or made by e-mail) immediately or (if given or made by courier) five (5) Business Days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing such notice was properly addressed, and posted or that the e-mail transmission was properly addressed and dispatched.

12	MISCELLANEOUS

12.1	Entire Agreement

12.1.1	The Definitive Agreements (together with any documents referred to therein or executed contemporaneously by the Parties in connection therewith) embody all the terms and conditions agreed upon between the Parties as to the subject matter of this Agreement, as at the date of this Agreement to the exclusion of any terms implied by law and supersedes and cancels in all respects all previous agreements and undertakings, if any, between the Parties with respect to the subject matter hereof, whether such be written or oral. It is agreed that:

(i)	no Party has entered into this Agreement in reliance upon, nor been induced to enter into this Agreement on the basis of, any representation, warranty, indemnity, undertaking or other statements whatsoever of any other Party (or any of its representatives or professional advisers) which is not expressly set out in the Definitive Agreements (or the documents referred to therein or executed contemporaneously by the Parties in connection therewith); and

(ii)	save as expressly set out in this Agreement, no Party (nor its representatives and professional advisers) shall owe any duty of care to any other Party (or any of its representatives or professional advisers).

12.1.2	Save for any additional right or remedy expressly set out in this Agreement, so far as is permitted by law and except in the case of fraud, each of the Parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for the breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) provided that this Clause 12.1.2 shall not limit a Party’s right to seek equitable remedies such as injunctive relief and specific performance.

12.1.3	In Clauses 12.1.1 to 12.1.2, “this Agreement” includes the Disclosure Letter and all documents entered into pursuant to this Agreement.

12.2	Release

Any liability to any Party under this Agreement may in whole or in part be released, compounded or compromised, or time or indulgence given, by it in its absolute discretion as regards the other Party under such liability without in any way prejudicing or affecting its rights against such other Party.

12.3	Indulgence, Waiver, etc.

Save as expressly provided in this Agreement, no failure on the part of any Party to exercise and no delay on the part of such Party in exercising any right hereunder will operate as a release or waiver thereof, nor will any single or partial exercise of any right under this Agreement preclude any other or further exercise of it or any other right or remedy provided for under Clause 12.1.2.

12.4	Successors and Assigns

12.4.1	This Agreement shall be binding on and shall inure for the benefit of each of the Parties’ permitted successors and assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.

12.4.2	Subject to Clause 12.4.3, none of the Parties may without the prior written consent of the other Party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

12.4.3	Notwithstanding Clause 12.4.2, the Purchaser may, without the consent of the Vendor, assign to any member of the Purchaser Group, this Agreement or the benefit of all or any of the other Parties’ obligations under this Agreement provided that:

(i)	if the assignee ceases to be a member of the Purchaser Group, this Agreement or the benefit of those obligations assigned shall be reassigned to the Purchaser;

(ii)	the Purchaser shall not be relieved of any of its liabilities or obligations hereunder; and

(iii)	the assignee shall not be entitled to receive under this Clause 12.4.3 any amount greater than that to which the Purchaser would have been entitled.

The Vendor agrees that the benefit of any provision of this Agreement may, subject to and following Completion, be enforced by any such permitted assignee.

12.5	Time of Essence

Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid time shall be of the essence.

12.6	Further Assurance

12.6.1	Each of the Parties shall, and shall use reasonable endeavours to procure that any necessary third party shall, from time to time following Completion execute such documents and perform such acts (including, in the case of the Vendor, exercising its voting rights over the Sale Shares and, in the case of the Purchaser, exercising its voting and other rights over the shares in the Company held by it, and procuring that its nominated representatives on the board of the Company exercise their voting rights) and do such things as the other Parties may reasonably require to transfer the Sale Shares to the Purchaser and to give each Party the full benefit of this Agreement and the other Definitive Agreements and to evidence, if necessary, the Company’s ownership of the assets transferred to the Company pursuant to the Reconstruction Agreement.

12.6.2	The Parties agree that, subject to the undertakings expressly set forth in this Agreement, any requirement under the Shareholders Agreement that relates to the approval of the transfer of the Sale Shares shall be deemed satisfied by the entry into this Agreement.

12.7	Reasonableness

Each of the Parties confirms it has received independent legal advice relating to all the matters provided for in this Agreement (including Clause 7.3 (Restrictive Covenants) and Clause 12.1 (Entire Agreement)) and agrees that the provisions of this Agreement and the other Definitive Agreements are fair and reasonable.

12.8	Costs and Expenses

Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation or completion of this Agreement, and the sale and purchase of the Sale Shares. The Purchaser shall bear all stamp duties payable in connection with the transfer of the Sale Shares.

12.9	Severability of Provisions

If any provision of this Agreement is held to be illegal, invalid and/or unenforceable in whole or in part in any jurisdiction, this Agreement shall, as to such jurisdiction, continue to be valid as to its other provisions and the remainder of the affected provision; and the legality, validity and enforceability of such provision in any other jurisdiction shall be unaffected.

12.10	Counterparts

This Agreement may be signed in any number of counterparts and by the Parties on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same document. Each counterpart may be signed by a Party or Parties and transmitted by electronic transmission of a .pdf or .tif file which shall be valid and effectual as if executed as an original.

12.11	Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore

12.11.1	Save for Clause 6.1.2 which shall be enforceable against the Parties by the directors, officers, agents and employees of the Group Companies who have assisted the Vendor in the giving of any Vendor’s Warranty or in preparing the Disclosure Letter or the Data Room Documentation or the entry by the Purchaser into the R&W Insurance (the “Transaction Team”) under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of, or enjoy any benefit under, this Agreement.

12.11.2	The Parties may, without the consent of the Transaction Team, rescind or otherwise terminate this Agreement or vary any of its terms.

12.12	Variation and amendments

No purported variation of this Agreement shall be effective unless made in writing and signed by all the Parties (and the approval of the Company or the relevant Group Companies shall not be required in respect of any such amendment, modification, waiver or termination).

12.13	Governing Law and Submission to Jurisdiction

12.13.1	This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

12.13.2	Each Party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of Singapore over any suit, action or proceeding (“Proceedings”) arising out of or relating to this Agreement and (unless otherwise expressly set forth in any other Definitive Agreement) each other Definitive Agreement including any petition for equitable relief, for an order to compel arbitration, or any motion or application for an order vacating, modifying, correcting or confirming an arbitration award, and irrevocably waives, to the fullest extent permitted by law, any objection to the laying of venue of any such Proceeding in any such court or any claim that such Proceeding has been brought in an inconvenient forum. Each Party hereto consents to process being served in any such Proceeding by serving a copy thereof upon its agent for service of process referred to below, provided that service shall also be mailed to each such Party. Each Party hereto agrees that such service shall be deemed in every respect effective service or process in any such Proceeding and shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to such Party. Each Party hereto shall appoint an agent for service of process in Singapore and shall maintain such agent at all times unless it shall designate a successor agent or agents.

12.14	Representation of Vendor

The Vendor and each Owner Carrier shall have the right, at its election, to retain Rothschild, Travel Technology Research Ltd., Covington & Burling LLP or Norton Rose Fulbright to represent it in any matter, and the Purchaser, for itself and for its successors and assigns, hereby irrevocably waives, and shall cause the Company and the other Group Companies, if any, to waive, any objection and consent to any such representation in any such matter.

[Signatures appear on the following page]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

VENDOR:

ABACUS INTERNATIONAL
HOLDINGS LTD

By: /s/ Alex McGowan
Name: Alex McGowan
Title: Director

PURCHASER:

SABRE TECHNOLOGY
ENTERPRISES II LTD.

By: /s/ Gregory T. Webb
Name: Gregory T. Webb
Title: Authorized Signatory